SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 6, 2004

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	6 September 2004

PROVALIS PLC

NOTIFICATION OF PRELIMINARY RESULTS
for the year ended 30 June 2004

Results Date: Friday 17 September 2004

On behalf of our client, Provalis plc (LSE: PRO; NASDAQ: PVLS), the Medical Diagnostics and Pharmaceuticals Group, we notify the London Stock Exchange that the Company will now be announcing its Preliminary Results for the year ended 30 June 2004, on Friday 17 September 2004.

The following meetings will be held on the day of the results, at Buchanan Communications, 107 Cheapside EC2V:

Analysts :	10.00 am
Press :	11.30 am
Private Client Brokers Lunch :	12:45 pm

Provalis had originally announced that results would be announced on Thursday 16th September. The Company trusts that this one day change will not cause any inconvenience.

For further information please call:

Lisa Baderoon
Buchanan Communications	Tel: 020 7466 5000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        Provalis plc

                                                                          By:/s/ Lee Greenbury

                                                                      Name: Lee Greenbury
                                                                          Title: Company Secretary

Date:   September 6, 2004